November 16, 2018

Troy E. Wilson, Ph.D., J.D.
President and Chief Executive Officer
Kura Oncology, Inc.
3033 Science Park Road, Suite 220
San Diego, CA 92121

       Re: Kura Oncology, Inc.
           Registration Statement on Form S-3
           Filed November 5, 2018
           File No. 333-228172

Dear Dr. Wilson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Charles J. Bair, Esq.